Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Six Months Ended
June 30, 2016
(Millions)
Earnings:
Income (loss) before income taxes	$(77)
Less: Equity earnings	(198)
Income (loss) before income taxes and equity earnings	(275)
Add:
Fixed charges:
Interest incurred	479
Rental expense representative of interest factor	4
Total fixed charges	483
Distributed income of equity-method investees	383
Less:
Interest capitalized	(19)
Total earnings as adjusted	$572
Fixed charges	$483
Ratio of earnings to fixed charges	1.18